Exhibit 6.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED

AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN

EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND

(II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

CONSIGNMENT AGREEMENT

Consigning Parties: (“Masterworks”)	Masterworks Gallery, LLC as Agent for Masterworks Cayman, SPC, a Gallery Segregated Portfolio Company on behalf of its 012 Segregated Portfolio 225 Liberty Street, 29th Floor New York, NY 10281

Date of Agreement:	May 25, 2022

Consignment Period:	May 25, 2022 – August 5, 2022

Consignee:	[***]

Artwork:

Artist:	Yayoi Kusama	(the “Work”)
Title:	[***]
Medium:
Size:
Date:

NY Sales Tax:	None Withheld; Delaware Delivery
Offering Price:	$[***]

Selling price and Payment: An offering price of $[***] floor price to potential purchasers (“Floor Price”). A buyer may be offered extended payment terms of up to sixty (60) days from the date of execution of a written purchase agreement. Payment to Masterworks will occur within five (5) business days of Consignee’s receipt of the purchase price, or any installment thereof.

Minimum Net Proceeds due to Masterworks: US $[***] (the “Minimum Net Proceeds”)

Commission: Consignee shall be entitled to retain a commission being the difference between the Floor Price and the Minimum Net Proceeds (the “Commission”). The Commission shall be up to [***] of the Minimum Net Proceeds. Masterworks reserves the right to be informed of the full amount of any purchase price, as well as receive a redacted copy of any bill of sale or purchase agreement.

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Shipping Address:

[***]

Full contact details, email address, phone:

[***]

Pickup location:	Return location:
Delaware Freeport	Same as Pickup
111 Alan Drive
Newark DE, 19711

Condition of the Work(s)

Please see Condition Report attached as Exhibit A.

Special Handling, Packing, and Installation Instructions:

None

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TERMS AND CONDITIONS OF THE CONSIGNMENT AGREEMENT

1. Consignment Period. Masterworks hereby agrees to lend the Work to the Consignee for a period designated on the first page of this Consignment Agreement, unless otherwise mutually agreed by the parties in writing (the “Consignment Period”).

2. Commission and Payment.

(a) In the event that the Work is sold to a third-party buyer (the “Buyer”) during the Consignment Period, pursuant to the terms of this Consignment Agreement:

(i) Masterworks shall receive no less than the Minimum Net Proceeds;

(ii) to the extent the purchase price paid by the Buyer, exclusive of any applicable taxes (the “Purchase Price”), is less than or equal to the Minimum Net Proceeds, Consignee shall be due no commission and the Minimum Net Proceeds will be payable in full to Masterworks.

(b) Consignee agrees to inform Masterworks within two (2) business days of a credible offer to purchase the Work by a Buyer. Consignee further agrees to inform Masterworks within (5) business days of the receipt by Consignee of the entire Purchase Price for the Work in good and clear funds, or any portion thereof. Consignee shall be entitled to retain the Commission and forward the Minimum Net Proceeds to Masterworks within five (5) business days upon the receipt by Consignee of a valid and applicable bill of sale from Masterworks and any “know your customer” verification and identification documentation. Masterworks reserves the right to be informed of the full amount of any purchase price, as well as a redacted copy of any bill of sale or purchase agreement.

(c) To the extent that any artist’s resale royalty payable in the United Kingdom under the Artist’s Resale Right Regulations of 2006 (the “Resale Royalty”) shall be applicable, Consignee will charge to the Buyer such Resale Royalty as part of the purchase price and will remit the Resale Royalty to the relevant collecting society.

3. Transfer of Title: Consignee agrees that it will not release custody of the Work to any Buyer unless and until it has received payment in full of the Purchase Price for the Work. Title to the Work will transfer to the Buyer upon Masterworks’ receipt of the full amount of the Minimum Net Proceeds.

4. Shipping: Consignee shall be responsible for all expenses related to selling the Work including costs for packing, crating, customs, import and export duties, and shipping the Work from its current or pickup location to Consignee, as well as all costs associated with shipping the Work back to the original collection location (or Masterworks’ account at its Delaware art storage facility) if it remains unsold at the end of the Consignment Period. The parties will mutually determine the return location at least five (5) business days before the end of the Consignment Period. The Consignee will exercise the same care with respect to the Work as it does in the safekeeping of comparable property of its own and will use professional art handling, crating and shipping agents, all to be agreed upon with Masterworks in advance.

5. Insurance: Consignee shall be responsible for an all-risks, wall-to-wall fine art insurance coverage for the Work (and related expenses) at the Floor Price, including static risks and transit worldwide, full terrorism, and protection against governmental intervention and seizure. All policies must be primary and non-contributory. If shipment is not arranged by Consignee, coverage shall commence upon safe receipt and inspection of the Work by Consignee. Risk of loss for the Work shall transfer to Consignee on the earliest of: (a) collection by shippers arranged by Consignee; or (b) receipt and inspection of the Work if shipment is arranged by Masterworks. Consignee will provide Masterworks with a certificate of insurance evidencing such insurance coverage naming Masterworks as an additional insured and loss payee prior to transfer of risk of loss. In the event of loss or damage, the Consignee shall notify Masterworks within one (1) business day. Upon return of the Work, Masterworks shall notify the Consignee in writing of any damage within five (5) business days of receipt of the Work.

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6. Masterworks’ Representations and Warranties:

(a) Masterworks represents and warrants that:

(i) It is now, and will be at the time of any sale, acting as the owner of the Work and has full legal authority to enter into this Consignment Agreement;

(ii) It holds good, valuable and marketable title to the Work;

(iii) The Work is free of any liens or claims of others and will remain so at the time of any sale;

(iv). To the best of Masterworks’ knowledge, the Work is authentic, that is, the Work was created by the artist indicated on this Agreement; and

(v). Where the Work has been imported into the United States, Masterworks represents and warrants that to the best of Masterworks’ knowledge, the Work has been lawfully imported into the United States and lawfully exported as required by the laws and regulations of any country in which it was formerly located.

(vi) In accordance with applicable laws and regulations intended to prevent money laundering or terrorist financing existing in the United States as well as the jurisdiction where the sale of the Work is transacted such as the United Kingdom and European Union, Masterworks shall carry out necessary “know your customer” identification and verification checks on any owner, including any party that would be considered the ultimate beneficial owner of the Work. Masterworks will provide this information upon the confirmation of sale. If the owner is Masterworks itself or an affiliated company, Masterworks agrees to provide the Consignee with the necessary “know your customer” identification and verification documentation so that the Consignee can meet its own legal requirements.

(b) The benefits of the representations, warranties, covenants and indemnities contained in this Consignment Agreement shall survive completion of the transaction contemplated by this Consignment Agreement, including without limitation transfer of the Work to the Buyer. Notwithstanding anything to the contrary herein, Masterworks’ representation, warranty and indemnification relating to the authenticity of the Work shall extend to the Buyer of record, and to no other party, for a period of five (5) years from the date that Masterworks receives the full amount of the Minimum Net Proceeds.

(c) For the avoidance of doubt, the parties acknowledge that Masterworks’ standard business practices in the securitizations of artworks through a segregated portfolio of Masterworks Cayman SPC, as a single artwork owned by an individual Delaware LLC shall now, in any way, invalidate or negate any of the representations warranties guarantees, or obligations under this Agreement.

7. Consignee’s Representations and Warranties.

(a) Consignee represents and warrants that:

(i) In accordance with applicable laws and regulations intended to prevent money laundering or terrorist financing existing in the United States as well as the jurisdiction where the sale of the Work is transacted, it shall carry out necessary “know your customer” identification and verification checks on any buyer (including any party that would be considered the ultimate beneficial owner of any Buyer of the Work);

(ii) Other than with regard to clear title and authenticity, the Work will be offered “AS IS” and it will not make any representation or warranty to a potential purchaser with respect to merchantability, fitness for a particular purpose, the physical condition, size, quality, rarity, importance, provenance, restoration, exhibitions, literature or historical relevance of the Work, and that no statement anywhere, whether oral or written, will be deemed such a representation or warranty; and

(iii) No owner, principal, or director of Consignee shall trade or otherwise transact in any security of the Work (or of the entity owning the Work) through Masterworks or any of its affiliated entities.

8. Mutual Indemnification: The parties shall indemnify and hold harmless each other harmless, including their respective officers, directors, agents, employees, and representatives, from and against any and all claims, actions, losses, liabilities, damages and expenses (including reasonable legal fees and expenses) relating to any breach by a party of any of their respective obligations, covenants, representations or warranties contained in this Consignment Agreement.

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9. Marketing and Images: Masterworks acknowledges and agrees that Consignee will likely market the Work during the Consignment Period. Subject to the rights of the copyright holder, Consignee may photograph the Work for reproduction for archival, educational, press and publicity purposes, in any media, including social media, relating to the sale and or exhibition of the Work. To the extent that Consignee markets or advertises the Work on any website, printed material, or digital solicitation (including by email or in social media), Consignee shall submit any image or description of the Work to Masterworks for prior written approval, which shall not be unreasonably withheld. Should Consignee prepare any such material concerning the marketing or sale of the Work, Consignee shall provide copies of all such material to Masterworks in digital and print format.

10. Modifications. The terms of this Consignment Agreement may be changed only by mutual consent of the parties in writing (which shall include e-mail).

11. No Joint Venture. This Consignment Agreement shall not be construed as a teaming, joint venture or other such arrangement between the parties.

12. Choice of Law. Without regard to the location of the Work at the time of sale, this Consignment Agreement shall be governed by the law of England and Wales and the parties submit to the jurisdiction of the courts of England and Wales in relation to any disputes, which may arise in connection with this Consignment Agreement.

13. Entire Agreement: This Consignment Agreement represents the entire agreement between the parties and supersedes any-and-all other prior agreements, both written and oral. In the event of any conflict between this Consignment Agreement and any sale terms or agreement with the Buyer, the terms of this Consignment Agreement will govern.

14. Counterparts: This Consignment Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one-and-the-same instrument. Signatures sent by facsimile transmission or scanned and sent by e-mail in PDF format are valid and binding and will be deemed originals for all purposes.

Accepted and Agreed:

[***]

Masterworks Gallery, LLC

Name:	Name: Evan Beard
Title:	Title: Head of Private Sales

Date	Date

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EXHIBIT A

CONDITION REPORT

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